UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  GENTEK INC.
                                  -----------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                ----------------------------------------------
                        (Title of Class of Securities)


                                   37245X203
                            -------------------------
                                (CUSIP Number)


                              December 31, 2004
                            -------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 13 Pages
                            Exhibit Index: Page 12

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                          Page 2 of 13 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Maryland
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          605,886
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     605,886
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         605,886
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         6.0% based on 10,093,315 shares outstanding as of November 5, 2004.
.................................................................................
12.      Type of Reporting Person:

         CO

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                          Page 3 of 13 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CHESAPEAKE PARTNERS LIMITED PARTNERSHIP
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Maryland
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          332,148
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     332,148
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         332,148
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [X]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         3.3% based on 10,093,315 shares outstanding as of November 5, 2004.
.................................................................................
12.      Type of Reporting Person:

         PN

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                          Page 4 of 13 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CHESAPEAKE PARTNERS INSTITUTIONAL FUND LIMITED PARTNERSHIP
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Maryland
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          0
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     0
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [X]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0.0% based on 10,093,315 shares outstanding as of November 5, 2004.
.................................................................................
12.      Type of Reporting Person:

         PN

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                          Page 5 of 13 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CHESAPEAKE PARTNERS INTERNATIONAL LTD.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Cayman Islands, British West Indies
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          254,438
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     254,438
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         254,438
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [X]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         2.5% based on 10,093,315 shares outstanding as of November 5, 2004.
.................................................................................
12.      Type of Reporting Person:

         CO

                                 SCHEDULE 13G

CUSIP No.: 37245X203                                          Page 6 of 13 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         BARCLAYS GLOBAL INVESTORS EVENT DRIVEN FUND II
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Ireland
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          19,300
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     19,300
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         19,300
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [X]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0.2% based on 10,093,315 shares outstanding as of November 5, 2004.
.................................................................................
12.      Type of Reporting Person:

         CO

                                                              Page 7 of 13 Pages

Item 1(a)      Name of Issuer:

               Gentek Inc. (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               90 East Halsey Road, Parsippany, NJ 07054

Item 2(a)      Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)    Chesapeake Partners Management Co., Inc. ("CPMC");

               ii)   Chesapeake Partners Limited Partnership ("CPLP");

               iii) Chesapeake Partners Institutional Fund Limited Partnership ("CPIFLP");

               iv)   Chesapeake Partners International Ltd. ("CPINTL"); and

               v)    Barclays Global Investors Event Driven Fund II
                     ("Barclays").

                This Statement relates to Shares (as defined herein) held, or formerly held, for the accounts of each of CPLP, CPIFLP and CPINTL. CPMC serves as investment manager to each of CPLP, CPIFLP and CPINTL. CPMC also serves as investment manager to Barclays, pursuant to a sub-advisory agreement between CPMC and Barclays. In such capacities, CPMC may be deemed to have voting and investment power over the Shares held for each of CPLP, CPIFLP, CPINTL and Barclays.

Item 2(b)      Address of Principal Business Office or, if 0, Residence

               The address of the principal business office of each of CPMC, CPLP and CPIFLP is 1829 Reisterstown Road, Suite 420, Baltimore, Maryland 21208. The address of the principal business office of CPINTL is c/o Goldman Sachs Cayman Trust, Harbour Centre, Mary Street, 2nd Floor, P.O. Box 896 GT, Grand Cayman, Cayman Islands, BWI. The address of the principal business office of Barclays is Abbey Court, Block C, Irish Life Center, Lower Abbey Street, Dublin, Ireland.

Item 2(c)      Citizenship

               i) CPMC is a Maryland corporation;

               ii) CPLP is a Maryland limited partnership;

               iii) CPIFLP is a Maryland limited partnership;

               iv) CPINTL is a Cayman Islands exempted company; and

               v) Barclays is an Irish corporation.

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.01 per share (the "Shares").

                                                              Page 8 of 13 Pages

Item 2(e)      CUSIP Number:

               37245X203

Item 3 If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4         Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of February 8, 2005:

               (i) CPMC may be deemed to be the beneficial owner of 605,886 Shares. This amount consists of (A) 332,148 Shares held for the account of CPLP,
(B) 254,438 Shares held for the account of CPINTL, and (C) 19,300 Shares held for the account of Barclays.

               (ii) CPLP may be deemed to be the beneficial owner of 332,148 Shares held for its account.

               (iii) CPIFLP may no longer be deemed to be the beneficial owner of any Shares.

               (iv) CPINTL may be deemed to be the beneficial owner of 254,438 Shares held for its account.

               (v) Barclays may be deemed to be the beneficial owner of 19,300 Shares held for its account.

Item 4(b)      Percent of Class:

               (i) The number of Shares of which CPMC may be deemed to be the beneficial owner constitutes approximately 6.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly statement on Form 10-Q, there were 10,093,315 Shares outstanding as of November 5, 2004).

               (ii) The number of Shares of which CPLP may be deemed to be the beneficial owner constitutes approximately 3.3% of the total number of Shares outstanding.

               (iii) The number of Shares of which CPIFLP may be deemed to be the beneficial owner constitutes 0.0% of the total number of Shares outstanding.

               (iv) The number of Shares of which CPINTL may be deemed to be the beneficial owner constitutes 2.5% of the total number of Shares outstanding.

               (v) The number of Shares of which Barclays may be deemed to be the beneficial owner constitutes 0.2% of the total number of Shares outstanding.

                                                              Page 9 of 13 Pages


Item 4(c)      Number of Shares of which such person has:

CPMC:
-----

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            605,886

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               605,886

CPLP:
-----

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            332,148

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               332,148

CPIFLP:
-------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                     0

CPINTL:
-------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            254,438

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               254,438

Barclays:
---------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                             19,300

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                19,300


Item 5        Ownership of Five Percent or Less of a Class:

               As of the date hereof, each of CPLP, CPIFLP, CPINTL and Barclays may no longer be deemed to be the beneficial owner of more than five percent of the Shares.

                                                             Page 10 of 13 Pages

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 13 Pages

                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005           CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           CHESAPEAKE PARTNERS LIMITED PARTNERSHIP

                                  By: Chesapeake Partners Management Co., Inc.
                                      As General Partner

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           CHESAPEAKE PARTNERS INSTITUTIONAL FUND LIMITED
                                  PARTNERSHIP

                                  By: Chesapeake Partners Management Co., Inc.
                                      As General Partner

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           CHESAPEAKE PARTNERS INTERNATIONAL LTD.

                                  By: Chesapeake Partners Management Co., Inc.
                                      As Investment Manager

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           BARCLAYS GLOBAL INVESTORS EVENT DRIVEN FUND II

                                  By: Chesapeake Partners Management Co., Inc.
                                      As Investment Manager

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

                                                             Page 12 of 13 Pages

                                 EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.   Joint Filing Agreement, dated February 14, 2005 by and among
     Chesapeake Partners Management Co., Inc., Chesapeake Partners
     Limited Partnership, Chesapeake Partners Institutional Fund
     Limited Partnership, Chesapeake Partners International Ltd.,
     and Barclays Global Investors Event Driven Fund II..............         13

                                                             Page 13 of 13 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Gentek Inc. dated as of February 14, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2005           CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           CHESAPEAKE PARTNERS LIMITED PARTNERSHIP

                                  By: Chesapeake Partners Management Co., Inc.
                                      As General Partner

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           CHESAPEAKE PARTNERS INSTITUTIONAL FUND LIMITED
                                  PARTNERSHIP

                                  By: Chesapeake Partners Management Co., Inc.
                                      As General Partner

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           CHESAPEAKE PARTNERS INTERNATIONAL LTD.

                                  By: Chesapeake Partners Management Co., Inc.
                                      As Investment Manager

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President

Date: February 14, 2005           BARCLAYS GLOBAL INVESTORS EVENT DRIVEN FUND II

                                  By: Chesapeake Partners Management Co., Inc.
                                      As Investment Manager

                                  By: /s/ Mark D. Lerner
                                      ------------------------------------------
                                  Name:  Mark D. Lerner
                                  Title: Vice President